

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 15, 2021

Ilya Rachman
Chief Executive Officer
Immix Biopharma, Inc.
11400 West Olympic Blvd., Suite 200
Los Angeles, CA 90064

      Re: **Immix Biopharma, Inc.**
                Amendment No. 2 to Registration Statement on Form S-1
                Exhibit Nos. 10.3 and 10.8
                Filed October 15, 2021
                File No. 333-259591

Dear Dr. Rachman:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance